Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 19, 2013

Relating to Revised Preliminary Prospectus issued July 19, 2013

Registration Statement No. 333-189049

CELLULAR DYNAMICS INTERNATIONAL, INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus dated July 19, 2013 (the “Revised Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189049) (“Amendment No. 3”) relating to the proposed initial public offering of common stock, par value $0.0001 per share (the “Common Stock”), of Cellular Dynamics International, Inc. (the “Company”), as filed with the Securities and Exchange Commission on July 19, 2013, (2) to provide you with a hyperlink to Amendment No. 3 and (3) to advise you of the revisions reflected in the Revised Preliminary Prospectus.

This free writing prospectus relates only to the proposed initial public offering of Common Stock and should be read together with the Revised Preliminary Prospectus. On July 19, 2013, the Company filed Amendment No. 3, which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1482080/000119312513294874/d559389ds1a.htm

References to “Cellular Dynamics,” “we,” “the Company,” and “our” are used in the manner described in the Revised Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the preliminary prospectus issued July 9, 2013.

Listing

Our application for listing on the NASDAQ Global Market has been approved, and we have updated all references accordingly.

Sixth Floor letter agreement

In consideration of Sixth Floor’s consent to terminate the Fifth Amended and Restated Shareholders Agreement, we entered into a Letter Agreement with Sixth Floor dated July 15, 2013 (the Sixth Floor Letter Agreement). Under the Sixth Floor Letter Agreement, so long as Sixth Floor remains a beneficial owner of at least 10% of our outstanding common stock, it shall have the right to designate a nominee for election to our board of directors. Upon such nomination, we shall use our best efforts to cause our board of directors to nominate and recommend to the shareholders the election of Sixth Floor’s nominee. The designee initially designated under the Sixth Floor Letter Agreement is Leonard Loventhal, who will be a Class III director upon the effectiveness of our Sixth Amended and Restated Articles of Incorporation. Subject to applicable laws, rules and regulations, including the listing standards of The NASDAQ Stock Market LLC, each committee of our board of directors will include the director designated pursuant to the Sixth Floor Letter Agreement. Notwithstanding the Sixth Floor Letter Agreement, Sixth Floor has determined that the audit committee need not include Mr. Loventhal.

The preceding disclosure has been included as appropriate under the headings “Management—Directors and executive officers—Directors” on page 93, “Management—Directors and executive officers—Board composition” on page 95, “Management—Directors and executive officers—Board committees” on page 96 and “Related party transactions—Transactions and relationships with certain individuals” on page 114 of the Revised Preliminary Prospectus.

Distribution of common stock

The managers and general partners of each of the Tactics II entities intend to cause those entities to distribute all of the shares of our common stock they hold to their members or limited partners on the first trading date on which the lock-up agreements these entities have entered into with the underwriters expire or are released or waived, whichever is earlier. Certain of our directors are investors in one or more of the Tactics II entities and/or the managers and general partners of those entities and will receive shares of our common stock in connection with the distribution by the Tactics II entities that are not reflected in the table above. See “Related party transactions—Sales of securities.” Following the distribution by the Tactics II entities, and based on an assumed price at the time of distribution of $13.00 per share, which is the midpoint of the range on the cover of this prospectus, and 11,880,541 shares of common stock outstanding at March 31, 2013, Hampshire Trust LLC, the trustee of several investors in several of the Tactics II entities, will beneficially own approximately 11.2% of our outstanding common stock.

The preceding disclosure has been included under the heading “Principal shareholders” on page 118 of the Revised Preliminary Prospectus.

Cellular Dynamics has filed a registration statement (including the Revised Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Cellular Dynamics has filed with the SEC for more complete information about Cellular Dynamics and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the Revised Preliminary Prospectus by calling the offices of J.P. Morgan Securities LLC toll-free at 1-866-430-0686.